UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 15, 2022 (June 13, 2022)

Future Health ESG Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40788	86-2305680
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8 The Green, Suite 12081

Dover, DE 46260

(Address of principal executive offices, including zip code)

(833) 388-8734

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	FHLTU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	FHLT	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FHLTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

Overview

Future Health ESG Corp., a Delaware corporation (“Future Health”), entered into a business combination agreement, effective as of June 13, 2022 (the “Business Combination Agreement”), to acquire 100% of the issued and outstanding shares of common stock (the “Purchased Shares”) of Excelera DCE, a California corporation (“Excelera”), from its sole owner, MacArthur Court Acquisition Corp., a California corporation (“Seller”), in exchange for the issuance of 40,000,000 shares of Future Health Common Stock at the Closing (“Closing Stock Consideration”) and an additional 20,000,000 shares of Future Health Common Stock (the “Earnout Shares”) to be paid in accordance with the terms, and subject to the conditions, set forth in Exhibit D of the Business Combination Agreement (the “Business Combination”). The acquisition is intended to be treated by all parties as a tax-free reorganization within the meaning of Sections 368(a)(1)(C) or (D) of the Internal Revenue Code of 1986, as amended (the “Intended Tax Treatment”). Upon completion of the transaction, the combined company is expected to operate as Excelera Health, Inc., and is expected to be listed on the Nasdaq under the new ticker symbol “XLRA”. Unless otherwise defined herein, the capitalized terms used herein are defined in the Business Combination Agreement.

No later than three business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Business Combination will be consummated by the transfer of the Purchased Shares to Future Health and the issuance of the Closing Stock Consideration to Seller.

Transfer of Securities; Issuance of Securities in exchange for Transferred Securities

On the Closing Date, (i) Seller will sell, assign, transfer, convey and deliver to Future Health, and Future Health will purchase, assume, acquire and accept from Seller, all of Seller’s rights, title and interest in and to the Purchased Shares, in each case, free and clear of any Liens (other than transfer restrictions imposed thereon by applicable securities Law) and (ii) Future Health will instruct its transfer agent to cause the Closing Stock Consideration to be accepted into The Depository Trust Company and to be issued (in uncertificated book-entry form) to the Seller.

Earnout Shares

As additional purchase consideration, Future Health will deliver (or cause to be delivered) to Seller or Seller’s permitted Assignee(s), 20,000,000 shares of Future Health Common Stock (which will be equitably adjusted for share splits, (including share consolidations), combinations, exchanges, readjustments of shares, or similar transactions, or any stock dividends or distributions paid in shares, reclassifications, share dividends, combinations, recapitalizations and the like with respect to Future Health common stock occurring after the Closing) (the “Earnout Payment”) within five business days after the filing (but in no event later than the fifth anniversary of the Closing Date) of the first Future Health Quarterly Report on Form 10-Q or Annual Report on Form 10-K (each prepared in accordance with GAAP) in which Consolidated Revenues in the most recent fiscal quarter included therein shall have exceeded One Hundred Fifty Million U.S. Dollars ($150,000,000), provided that such Earnout Payment shall only be payable if the filing of such qualifying Form 10-Q or Form 10-K occurs prior to the fifth anniversary of the Closing Date (the “Earnout Period”). Notwithstanding anything to the contrary herein, all Earnout Shares required to be paid will be paid within 5 years of the Closing. In the event, and only in the event, of a Going Private Transaction prior to the end of the Earnout Period, Future Health will deliver (or cause to be delivered) to Seller or, in connection with Seller’s liquidation following the Closing or as otherwise permitted by Rev. Proc. 84-42, to an Affiliate of Seller or the shareholders of the Seller, a pro rata portion of the Earnout Shares (the “Going Private Earnout”), within five (5) Business Days after the closing of the Going Private Transaction, based on the most recently filed Future Health Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as the case may be, with such Going Private Earnout being the number of shares of Future Health Common Stock equal to the product of (a) 20,000,000 multiplied by (b) the difference of (A) the Consolidated Revenues (determined in accordance with GAAP) of Future Health in the most recent fiscal quarter included in such Form 10-Q or Form 10-K less (B) $88,000,000, being the agreed quarterly revenue for the first quarter of 2022, divided by (c) $62,000,000.

Pursuant to the Business Combination Agreement, Future Health and Seller shall in connection with the Closing enter into a separate registration rights agreement with respect to the Earnout Shares in form and substance satisfactory to each of them.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations and warranties and covenants of the parties thereto that are customary for transactions of this type. The representations and warranties in the Business Combination Agreement include, among others, those relating to, (a) entity organization and authority, (b) capitalization, (c) authorization to enter into the Business Combination Agreement, (d) legal compliance and approvals, (e) financial statements and liabilities, (f) absence of changes, (g) litigation, (h) employee benefit matters, (i) labor and employment matters, (j) taxes, (k) in the case of Excelera only, (1) sufficiency of assets, (2) real property, (3) intellectual property, (4) environmental matters, (5) material contracts, (6) insurance, (7) material healthcare providers, (8) certain business practices, sanctions, (9) data privacy and data protection, (10) interested party transactions, (11) Exchange Act, (12) information provided for private placements and proxy statement, (13) healthcare and insurance laws and (14) healthcare and insurance permits, and (l) in the case of Future Health only, (1) its public filings, (2) the PIPE Investment and FPA Investment (each as defined below), (3) its listing, (4) its investigation and reliance, and (5) its trust account. The covenants in the Business Combination Agreement are customary for transactions of this type and include, among others, those relating to, (a) pre-closing conduct of business by the parties, (b) financing efforts, (c) absence of claims against the trust account, (d) not to solicit or negotiate with third parties regarding alternative transactions and comply with certain related restrictions and to cease discussions regarding alternative transactions, (e) the filing of a registration statement on Form S-4 or a proxy statement in connection with the Business Combination (the “Registration Statement”), (f) filing all Tax Returns consistent with the Intended Tax Treatment, and (g) cooperation in obtaining necessary approvals from governmental agencies.

No Survival

None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the closing (and there shall be no liability after the closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after the closing and then only with respect to any breaches occurring after the closing.

Conditions to Consummation of the Business Combination Agreement

General Conditions

The consummation of the Business Combination is conditioned upon, among other things, (a) receipt of the Future Health stockholders’ approval, (b) if applicable, effectiveness of the Registration Statement filed by Future Health in connection with the Business Combination, no stop order having been issued by the U.S. Securities and Exchange Commissions (the “SEC”) remaining in effect with respect to the Registration Statement, and no proceeding seeking such a stop order having been pending before or threatened by the SEC, (c) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (d) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (e) all required consents, approvals and authorizations set forth on certain disclosure schedules having been obtained, (f) sale and issuance by Future Health of Future Health Common Stock in an aggregate amount equal to the PIPE Commitment and Additional Shares, if applicable, shall have been consummated in accordance with the terms of the Subscription Agreement and the Forward Purchase Agreement, (g) the shares of Future Health Common Stock shall be listed on Nasdaq, or another national securities exchange mutually agreed to by the parties, as of the Closing Date, and (h) the Spin-Out and the Contributions as defined and described in the Business Combination Agreement shall have been effected and completed.

Future Health’s Conditions to Closing

The obligations of Future Health to consummate the Business Combination are also conditioned upon, among other things, (a) customary closing conditions, including, without limitation, Seller and Excelera’s delivery of certain agreements, including an employee leasing agreement, office lease agreement, and laboratory services agreement, (b) no material adverse event having occurred with respect to Excelera, and (c) occurrence of the Contributions to Excelera and adoption by Seller of the Plan of Liquidation each as described in the Business Combination Agreement.

Seller’s and Excelera’s Conditions to Closing

The obligations of Seller and Excelera to consummate the Business Combination also are conditioned upon, among other things, (a) customary closing conditions, including, without limitation, Future Health’s delivery of certain agreements, (b) receipt of Seller’s stockholders’ approval, (c) termination of the Future Health Insider Agreement, (d) disbursement of the Future Health Trust Fund, and (e) no material adverse event having occurred with respect to Future Health.

Termination

The Business Combination Agreement allows the parties to terminate the Business Combination Agreement if certain customary conditions described in the Business Combination Agreement are not satisfied, including, without limitation, each party’s right to terminate, subject to certain limited exceptions, if the Business Combination is not consummated by December 9, 2022.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except as set forth in Section 7.03, Section 7.10, Section 9.02 and Article X of the Business Combination Agreement, or in the case of termination subsequent to a willful and material breach of the Business Combination Agreement by a party thereto.

The foregoing summary of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

PIPE Subscription Agreement

Simultaneous with entering into the Business Combination Agreement, Future Health entered into a Subscription Agreement (the “Subscription Agreement”) with an investor (the “PIPE Investor”), pursuant to which, among other things, the PIPE Investor agreed to purchase an aggregate of 9,090,909 shares of Future Health Common Stock immediately prior to the Business Combination at a cash purchase price of $11.00 per share, resulting in aggregate proceeds of $100,000,000 (the “PIPE Investment”) to be placed in an escrow account by no later than 5 days following the delivery of PCAOB audited financials statements of Excelera.

The Subscription Agreement contains customary representations, warranties, covenants, agreements of Future Health and the PIPE Investor. The Subscription Agreement includes customary closing conditions. The PIPE Investor has the right to terminate the Subscription Agreement if the transactions contemplated in the Business Combination Agreement have not been consummated by December 14, 2022.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the reference to the full text of the Subscription Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Forward Purchase Agreement

Simultaneous with entering into the Business Combination Agreement, Future Health entered into a Forward Purchase Agreement (the “Forward Purchase Agreement”) with an investor (the “FPA Investor”), pursuant to which, among other things, the FPA Investor agreed to purchase shares of Future Health Common Stock in open market purchases at an an aggregate purchase price of $20,000,000 (the “Forward Purchase Shares”) following the execution of the Business Combination Agreement and prior to the date which is two (2) business days prior to the date of special meeting of Future Health’s stockholders called in connection with the Business Combination (the “Purchase Deadline”); provided, however, that in no event shall the FPA Investor be required to purchase Forward Purchase Shares at a price in excess $11.00 per share. In the event the FPA Investor purchases less than $20,000,000 of Forward Purchase Shares by the Purchase Deadline, the FPA Investor shall purchase from Future Health, immediately prior to the Business Combination, the requisite number of additional shares at $11.00 per share to satisfy the unfulfilled portion of the $20,000,000 purchase commitment (the Forward Purchase Shares together with the Additional Shares, the “FPA Investment”).

The Forward Purchase Agreement contains customary representations, warranties, covenants and agreements of Future Health and the FPA Investor. The Forward Purchase Agreement shall terminate on the earlier of (i) the closing of the Business Combination and (ii) the later of (x) December 14, 2022 and (y) if Future Health’s stockholders approve an extension of the date by which Future Health must consummate a business combination, such later date as approved by Future Health’s stockholders.

The foregoing description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by the reference to the full text of the Forward Purchase Agreement, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K, and is incorporated herein by reference.

Lock-Up Agreement

Simultaneous with entering into the Business Combination Agreement, Future Health, Future Health ESG Associates 1, LLC (the “Sponsor”), BEA Holdings, LLC, M2 Enterprises Holdings, LLC, HC1.com, Inc., MB Equity, LLC, R. Mark Lubbers, Dr. F. John Mills and Dr. Nancy L. Snyderman (collectively, the “Founders” and together with the Sponsor, the “Key Future Health Stockholders”), the Seller, PIPE Investor, and the FPA Investor (collectively, the “Insiders”), collectively representing approximately 79% of the shares of Future Health expected to be outstanding immediately after Closing (the “Lock-Up Shares”), each entered into a Lock-Up Agreement pursuant to which the Insiders have agreed not to sell, transfer, or exchange the Lock-Up Shares until the earlier of:

(x) one year after the Closing Date,

(y) the date on which Future Health completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of Future Health’s stockholders having the right to exchange their shares for cash, securities or other property, or

(z) with respect to 1/3 of the Lock-Up Shares in each instance, the dates subsequent to the Closing on which price of the Future Health Common Stock equals or exceeds a target price of $12.00, $13.00, and $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for a period of 20 trading days within any consecutive 30 trading day period, provided, that for the purpose of this clause (z), multiple target prices may be met simultaneously.

The Lock-Up Agreement further provides that each Insider shall in no event sell or transfer within any contiguous 90-day period more than 1/3 of the Lock-Up Shares originally issued to him/her/it.

Notwithstanding the foregoing, the Seller and its shareholders are permitted to sell up to twenty percent (20%) of the stock they receive in order to pay taxes relating to the transaction and the subsequent liquidation of the Seller.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Lock-Up Agreement, the form of which is attached as Exhibit 10.3 to this Current Report on Form 8-K, and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, the Sponsor, certain other stockholders of Future Health and Seller (collectively, the “Registration Rights Holders”) and Future Health will enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, Future Health will agree that, within 30 calendar days after the consummation of the Business Combination, it will file with the SEC a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and Future Health will use its commercially reasonable efforts to have such Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain holders can demand up to three underwritten offerings, and certain holders will be entitled to piggyback registration rights.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Registration Rights Agreement, the form of which is attached as Exhibit 10.4 to this Current Report on Form 8-K, and is incorporated herein by reference.

Sponsor Stockholder Support Agreement

Future Health has delivered to Seller the Sponsor Stockholder Support Agreement (the “Sponsor Stockholder Support Agreement”), dated June 13, 2022, by and among Future Health, Seller, Excelera and the Key Future Health Stockholders pursuant to which, among other things, the Key Future Health Stockholders agreed to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including agreeing to vote all Future Health Common Stock owned by it in favor of the Business Combination, and to execute and deliver any further document, agreement or instrument of assignment, transfer or conveyance as necessary to effectuate the purposes thereof and as may be reasonably requested in writing by another party thereto

The foregoing description of the Sponsor Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Stockholder Support Agreement, a copy of which is attached as Exhibit 10.5 to this Current Report on Form 8-K, and is incorporated herein by reference.

Amendment to Underwriting Agreement

Simultaneously with the execution of the Business Combination Agreement, Future Health and Cantor Fitzgerald & Co. (“Cantor”) entered into an amendment (the “Underwriting Agreement Amendment”) to the Underwriting Agreement, dated as September 9, 2021 (the “Underwriting Agreement”), by and between Future Health and Cantor.  Pursuant to the Underwriting Agreement Amendment, Cantor agreed to accept 272,727 shares of Future Health Common Stock (the “Deferred Commission Shares”) in exchange for a $3,000,000 reduction in the cash portion of deferred underwriting fees payable at closing of the Business Combination.

A copy of the Underwriting Agreement Amendment is filed with this Current Report on Form 8-K as Exhibit 1.1 and is incorporated herein by reference, and the foregoing description of the Underwriting Agreement Amendment is qualified in its entirety by reference thereto.

The Business Combination Agreement, the Lock-Up Agreement, the Amended and Restated Registration Rights Agreement, the Subscription Agreement, the Forward Purchase Agreement, the Sponsor Stockholder Support Agreement and the Amendment to Underwriting Agreement (the “Included Agreements”) have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Future Health, Excelera or their affiliates. The representations, warranties, covenants and agreements contained in each Included Agreement and the other documents related thereto were made only for purposes of such Included Agreement as of the specific dates therein, were solely for the benefit of the parties to such Included Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Included Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Included Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Included Agreements, as applicable, which subsequent information may or may not be fully reflected in Future Health’s public disclosures.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of common stock of Future Health to the PIPE Investor and the FPA Investor is incorporated herein by reference in this Item 3.02. The shares of common stock of Future Health issuable to the PIPE Investor and the FPA Investor in connection with the PIPE Investment and the FPA Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01.	Regulation FD Disclosure.

On June 14, 2022, Future Health and Excelera issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Exhibit 99.1 and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Important Information for Stockholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

In connection with the Business Combination, Future Health will file a proxy statement or a Registration Statement on Form S-4 with the SEC, which registration statement will include a proxy statement for Future Health. Future Health also plans to file other documents with the SEC regarding the Business Combination. After the proxy statement or the Registration Statement has been cleared by the SEC, a definitive proxy statement will be mailed to the stockholders of Future Health. STOCKHOLDERS OF FUTURE HEALTH ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders will be able to obtain free copies of the proxy statement and other documents containing important information about Future Health and Excelera once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Future Health and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Future Health in connection with the Business Combination. Excelera and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Future Health is set forth in Future Health’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on September 10, 2021 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 8 The Green Suite 12081, Dover, DE 19901. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of Future Health, Excelera and Seller. Although Future Health, Excelera and Seller believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Future Health, Excelera or Seller can assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern Future Health, Excelera or Seller’s expectations, strategy, plans or intentions. Forward-looking statements contained in this Current Report on Form 8-K include statements about:

●	the anticipated benefits of the Business Combination;

●	the ability of Future Health, Excelera and the Seller to complete the Business Combination, including satisfaction or waiver of the conditions to the Business Combination;

●	the anticipated costs associated with the proposed Business Combination;

●	Excelera’s financial and business performance following the Business Combination, including financial projections and business metrics;

●	Excelera’s ability to effectively grow and to effectively expand operations;

●	the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic;

●	the ability to obtain and/or maintain the listing of Future Health’s common stock and the warrants on Nasdaq, and the potential liquidity and trading of its securities;

●	the risk that the proposed Business Combination disrupts current plans and operations of Excelera as a result of the announcement and consummation of the proposed Business Combination;

●	the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its key employees;

●	changes in applicable laws or regulations;

●	Excelera’s ability to raise financing in the future;

●	Excelera’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with Excelera’s business or in approving the Business Combination;

●	the projected financial information, growth rate, strategies, and market opportunities for Excelera;

●	Excelera’s ability to successfully expand in its existing markets and into new markets;

●	Exelera’s ability to provide physicians with precision medicine insights and financial resources;

●	Excelera’s ability, assessment of and strategies to compete with its competitors;

●	the success of Excelera’s marketing strategies;

●	Excelera’s ability to attract and retain talent and the effectiveness of its compensation strategies and leadership;

●	general economic conditions and their impact on demand for the Excelera platform;

●	Excelera’s ability to maintain its licenses and operate in regulated industries;

●	Excelera’s ability to prevent and guard against cybersecurity attacks;

●	Excelera’s reliance on third party service providers for processing payments, web and mobile operating systems, software, background checks, and insurance policies;

●	seasonal sales fluctuations;

●	Excelera’s future capital requirements and sources and uses of cash;

●	the outcome of any known and unknown litigation and regulatory proceedings, including the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Future Health, Excelera and Seller following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement;

●	Excelera’s ability to maintain and protect its brand and its intellectual property; and

●	other factors detailed under the section entitled “Risk Factors” in the proxy statement or the Registration Statement on Form S-4 to be filed in connection with the Business Combination.

The forward-looking statements contained herein are based on current expectations and beliefs concerning future developments and their potential effects on Future Health and/or Excelera. There can be no assurance that future developments affecting Future Health and/or Excelera will be those that Future Health and/or Excelera have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Excelera), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in the proxy statement or the Registration Statement on Form S-4 to be filed in connection with the Business Combination. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Future Health, Excelera and Seller undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this Form 8-K:

Exhibit Number	Description

1.1	Amendment to Underwriting Agreement, dated as of June 13, 2022, by and between Future Health ESG Corp. and Cantor Fitzgerald & Co.

2.1†	Business Combination Agreement, dated as of June 13, 2022, by and among Future Health ESG Corp., MacArthur Court Acquisition Corp. and Excelera DCE.

10.1	Subscription Agreement, dated June 13, 2022, by and between Future Health ESG Corp. and the subscriber thereto.

10.2	Forward Purchase Agreement, dated June 13, 2022, by and between Future Health ESG Corp. and the buyer thereto.

10.3	Lock-Up Agreement, dated June 13, 2022, by and among Future Health ESG Corp. and each of the parties signatories thereto.

10.4	Form of Amended and Restated Registration Rights Agreement by and among Excelera Health, Inc. (f/k/a Future Health ESG Corp.), MacArthur Court Acquisition Corp., Future Health ESG Associates 1, LLC, and the other parties signatories thereto.

10.5	Sponsor Stockholder Support Agreement, dated as of June 13, 2022, by and among Future Health ESG Corp., Excelera DCE, and the other parties signatories thereto

99.1	Press Release dated June 14, 2022.

104	Cover Page Interactive Data File (the Cover Page Interactive Data File is embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FUTURE HEALTH ESG CORP.

Date: June 15, 2022	By:	/s/ Bradley A. Bostic
Name: Bradley A. Bostic Title: Chief Executive Officer